Exhibit H


Alabama Power Company      (70-      )
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         Alabama Power Company ("APC"), 600 North 18th Street, Birmingham,
Alabama 35291, a wholly owned public utility subsidiary of The Southern Company, a registered holding company, has filed an application-declaration under section 12(d) of the Act, and rules 44 and 54 of the Act.
         APC proposes to sell, from time to time prior to December 31, 2006, distribution line poles located in Alabama to telephone and other utility companies (individually, the "Purchaser"). It is proposed that such poles would be conveyed by APC to the Purchaser by a bill of sale for a negotiated cash sale price which would exceed APC's embedded cost for the number of distribution poles being sold, and the aggregate sales price of such poles would not exceed $30 million. The $30 million authority is in addition to any exceptions otherwise provided by rules under the Act relating to the sales of utility securities or assets.
         APC and each Purchaser have or will have entered into a joint use agreement pursuant to which each party may attach facilities to poles belonging to the other party, with each party obligated to the other for rental of space on poles owned by the other party. The proposed sale of poles by APC is for the purpose of equalizing the rental payments under the joint use agreements. It is anticipated that there will be no substantial change in the use of the poles, and since the sale will result in an equalization of rent under the joint use agreements, APC considers it appropriate and in the interest of the public and APC's investors for the Purchasers to purchase and own the distribution line poles.